July 16, 2024

Hoi Lung Chan
Chief Executive Officer
Mint Inc Ltd
503 Park Tower, 15 Austin Road
Tsim Sha Tsui, Kowloon, Hong Kong

       Re: Mint Inc Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 27, 2024
           CIK No. 0001998560
Dear Hoi Lung Chan:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
March 1, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted June 27, 2024
Cover Page

1. We note your revised disclosure pursuant to comment 2 and reissue in part. Please affirmatively state here and throughout the filing as appropriate, including on the resale prospectus cover page, if there are restrictions or limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. If so, please disclose what such restrictions are.
 July 16, 2024
Page 2

       Please contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Jason Ye